Reed Smith LLP 1301 K Street, N.W. Suite 1000 - East Tower Washington, D.C. 20005-3373 Tel +1 202 414 9200 Fax +1 202 414 9299 reedsmith.com
W. Thomas Conner Admitted to practice in Washington, D.C., Virginia and Massachusetts Direct Phone: +1 804 344 3441 Email: tconner@reedsmith.com

April 24, 2017

By Electronic Mail and EDGAR Transmission

Sonny Oh Senior Counsel Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re:	Brighthouse Life Insurance Company
Brighthouse Shield Focus/SM/ Annuity
Registration Statement on Form S-3 (File No. 333-216485)

Brighthouse Life Insurance Company of NY
Brighthouse Shield Focus/SM/ Annuity
Registration Statement on Form S-3 (File No. 333-216486)

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company (“BLIC”) and Brighthouse Life Insurance Company of NY (“BLNY,” and collectively with BLIC, the “Companies”), we are responding to the comments of the staff of the Securities and Exchange Commission (“SEC”) provided to us by correspondence dated April 20, 2017 with regard to (i) the Form S-3 Registration Statement of BLIC filed with the SEC on March 6, 2017 (File No. 333-216485), which relates to the Brighthouse Shield FocusSM Annuity contract to be offered by BLIC on a national basis excluding the State of New York (“Focus”), and (ii) the Form S-3 Registration Statement of BLNY filed with the SEC on March 6, 2017 (File No. 333-216486), which relates to the Brighthouse Shield FocusSM Annuity contract to be offered by BLNY solely in the State of New York (“FocusNY”). We note that, as discussed in our response to Comment 2 below, subsequent to filing the aforementioned registration statements, the trade name of the contracts to be offered on the aforementioned registration statements was changed from Shield FocusSM Annuity to Shield Level 10SM Annuity. References throughout this letter to Focus should be understood to mean the Shield Level 10SM Annuity contract to be offered by BLIC on a national basis excluding the State of New York; and references to FocusNY should be understood to mean the Shield Level 10SM Annuity contract to be offered by BLNY solely in the State of New York.

For ease of reference, each of the comments of the staff is set forth below, followed by the Companies’ response. Unless noted otherwise, page references in the responses are to the marked courtesy copies of the preliminary prospectus for FocusNY contained in the aforementioned registration statement of BLNY. Additionally, we understand that each comment of the staff, unless otherwise

ABU DHABI ◆ ATHENS ◆ BEIJING ◆ CENTURY CITY ◆ CHICAGO ◆ DUBAI ◆ FRANKFURT ◆ HONG KONG ◆ HOUSTON ◆ KAZAKHSTAN ◆ LONDON ◆ LOS ANGELES ◆ MIAMI ◆ MUNICH

NEW YORK ◆ PARIS ◆ PHILADELPHIA ◆ PITTSBURGH ◆ PRINCETON ◆ RICHMOND ◆ SAN FRANCISCO ◆ SHANGHAI ◆ SILICON VALLEY ◆ SINGAPORE ◆ TYSONS ◆ WASHINGTON, D.C. ◆ WILMINGTON

Sonny Oh April 24, 2017 Page 2

indicated, applies to each of the registration statements for FocusNY and Focus. In cases where the Companies’ response indicates that the Companies proposed revised disclosure to their prospectuses, the pages of the prospectuses, as so revised, are filed herewith.

1. As outlined in General Instruction 1 of Form S-3, please explain to the staff in detail the basis upon which the Companies are eligible to file its registration statement on Form S-3.

Response: BLIC and BLNY are both direct, wholly-owned subsidiaries of MetLife, Inc. (“MetLife”), a publicly-traded company. As previously disclosed and discussed with the staff, MetLife plans to separate its U.S. retail segment from its other business segments by undertaking a restructuring, in which MetLife will contribute the insurance company subsidiaries through which the U.S. retail segment is principally conducted (including BLIC and BLNY, among others), to a new, wholly-owned subsidiary, Brighthouse Financial, Inc. (“Brighthouse Financial,” and such restructuring, the “Restructuring”), and making a distribution of 80.1% of the common stock of Brighthouse Financial to MetLife shareholders (the “Distribution”). MetLife intends to dispose of its remaining 19.9% interest in Brighthouse Financial within five years after the Distribution through a dividend distribution, one or more public offerings of its shares of Brighthouse Financial common stock or an offer to the MetLife shareholders to exchange all or a portion of their MetLife shares for shares of Brighthouse Financial common stock. The complete disposition by MetLife of its interest in Brighthouse Financial is referred to herein as the “Disaffiliation.”

Set forth below is our analysis of the eligibility of each Company to use Form S-3 on March 6, 2017, the date on which each Company filed the initial registration statements on Form S-3 for Focus and FocusNY, and on and after the Restructuring and Disaffiliation.

Eligibility of BLNY on March 6, 2017. As a wholly-owned subsidiary of MetLife, BLNY was eligible on March 6, 2017 to use Form S-3 pursuant to General Instructions I.C.2 and I.B.2(iii) of Form S-3 because the “Registrant Requirements” of General Instruction I.A of Form S-3 were satisfied by reference to MetLife as the parent, and the “Transaction Requirements” set forth in General Instruction I.B.2(iii) were satisfied because of MetLife’s status as a WKSI. MetLife is organized under the laws of Delaware and has a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). MetLife has been subject to the requirements of Section 12 of the Exchange Act for more than twelve calendar months, and it is our understanding that MetLife has filed in a timely manner all reports required to be filed in accordance with General Instruction I.A.3(b) of Form S-3. It also is our understanding that, as required by General Instruction I.A.4 of Form S-3, neither MetLife nor any of its subsidiaries has since December 31, 2016 (a) failed to pay any dividend or sinking fund installment on preferred stock, or (b) defaulted on any installment on indebtedness or on any rental or long-term lease material to MetLife. It further is our understanding that MetLife has filed and submitted all electronic filings required by General Instruction I.A.7 of Form S-3.

As a wholly-owned subsidiary of MetLife, BLNY was also eligible on March 6, 2017 to use Form S-3 pursuant to General Instruction I.C.2 because the Registrant Requirements of General Instruction I.A were satisfied by reference to MetLife as the parent and the Transaction Requirements set forth in General Instruction I.B.2(ii) were satisfied because the Company had outstanding (as of a date within 60

Sonny Oh April 24, 2017 Page 3

days prior to March 6, 2017) more than $750 million in contract value of variable insurance contracts in offerings registered under the Securities Act of 1933, as amended (the “Securities Act”).

Eligibility of BLNY on and after the Restructuring and Distribution. After the Restructuring is completed, BLNY will be a wholly-owned subsidiary of BLIC, and BLIC will be an indirect wholly-owned subsidiary of Brighthouse Financial. BLIC is a reporting company pursuant to Section 15(d) of the Exchange Act due to its offerings of registered fixed annuity contracts under the Securities Act. BLIC is a non-accelerated filer and not a WKSI. Notwithstanding that there will be intermediary subsidiaries between BLNY and the top level MetLife parent, until the Distribution occurs, BLNY will continue to satisfy the definition of a “subsidiary” of MetLife for purposes of the Securities Act and thereby will be eligible to use Form S-3 on and after the Restructuring on the same bases as on March 6, 2017 because BLNY will continue to be a wholly-owned subsidiary of MetLife. BLNY also will be eligible to use Form S-3 pursuant to General Instruction I.C.2 because the Registrant Requirements of General Instruction I.A should be satisfied by reference to BLIC as the parent and General Instruction I.B.2(ii) of the Transaction Requirements should be satisfied because BLNY should have outstanding more than $750 million in contract value of insurance contracts in offerings registered under the Securities Act.

Following the Distribution, BLNY will no longer be a wholly-owned subsidiary of a WKSI, i.e., MetLife. Nonetheless, as discussed above BLNY will continue to be eligible to use Form S-3 pursuant to General Instruction I.C.2 because the Registrant Requirements of General Instruction I.A will be satisfied by reference to BLIC as the parent and General Instruction I.B.2(ii) of the Transaction Requirements will be satisfied because BLNY should have outstanding more than $750 million in contract value of insurance contracts in offerings registered under the Securities Act.

Eligibility of BLIC on March 6, 2017. BLIC was eligible on March 6, 2017 to use Form S-3 because the “Registrant Requirements” of General Instruction I.A of Form S-3 were satisfied as discussed below, and the “Transaction Requirements” set forth in General Instruction I.B.2(i) were satisfied because of its ongoing issuance of registered fixed annuity contracts under the Securities Act. BLIC is organized under the laws of Delaware. It is a reporting company pursuant to Section 15(d) of the Exchange Act and was subject to the requirements of Section 15(d) of the Exchange Act and filed all of the material required to be filed pursuant to Section 15(d) for the period of at least twelve months preceding the filing of the registration statement on March 6, 2017. It is our understanding that BLIC has filed in a timely manner all reports required to be filed in accordance with General Instruction I.A.3(b) of Form S-3. It also is our understanding that, as required by General Instruction I.A.4 of Form S-3, neither BLIC nor any of its consolidated or unconsolidated subsidiaries have, since December 31, 2016: (a) failed to pay any dividend or sinking fund installment on preferred stock, or (b) defaulted on any installment on indebtedness or on any rental or long-term lease material to BLIC or its consolidated or unconsolidated subsidiaries. It further is our understanding that BLIC has filed and submitted all electronic filings required by General Instruction I.A.7 of Form S-3.

Eligibility of BLIC on and after the Restructuring and Distribution. BLIC is expected to continue to be eligible to use Form S-3 for the same reasons as discussed immediately above. Neither the Restructuring nor the Distribution will affect its Registrant or Transaction status in that regard.

Sonny Oh April 24, 2017 Page 4

2. Please revise the name of the product. “Shield Focus” suggests a higher level of protection than is actually provided by the product.

Response: Pursuant to the staff’s comment and subsequent discussions with the staff, the Companies have changed the trade name of the product to Shield Level 10. The new name of the product has been inserted throughout the prospectuses where applicable, including in applicable changed pages from the prospectuses that are filed herewith.

3. Reconcile the first sentence of the front cover page for the FocusNY filing, which describes the contract as a “deferred index-linked separate account annuity contract,” to the corresponding Focus disclosure, which deletes “separate account.” Note the same in the first paragraph of the Focus Summary on page 9.

Response: Pursuant to the staff’s comment, the cover page of the Focus prospectus has been revised to describe the contract as a “deferred index-linked separate account annuity contract.” The same change has been made to the first paragraph in the “Summary” section of the Focus prospectus.

4.	Special Terms (page 5)

a. For Cap Rate and Step Rate, disclose that the rates are annual rates here and also, respectively, under “Cap Rate” and “Step Rate” on page 18.

Response: Pursuant to the staff’s comment, the definitions for “Cap Rate” and “Step Rate” in the “Special Terms” section of the prospectuses for both Focus and FocusNY have been revised to disclose that these rates are annual rates. Conforming changes have also been made to the first paragraph under each of the subsections “Rate Crediting Types — Cap Rate” and “— Step Rate” in both prospectuses.

b. For Fixed Account Value, please reconcile the added disclosure provided in the Focus prospectus on page 6 to its absence from the corresponding FocusNY disclosure on page 6.

Response: The definition of “Fixed Account Value” in the “Special Terms” section of the Focus prospectus has been revised to remove subclause (e) in order to conform to the corresponding FocusNY disclosure.

c. For Free Look, please revise the fourth sentence to make it clear that “the sum of all fees, taxes and charges deducted from the Purchase Payment” are added back to the Contract value returned to the Owner.

Please do the same in “Your Right to Cancel” on pages 11 and 44.

Response: Pursuant to the staff’s comment, we have revised the fourth sentence in the definition of Free Look in the FocusNY prospectus to read as follows: “You will receive (i) whatever your Contract is worth on the day that we receive your cancellation request, plus (ii) the sum of all fees, taxes and charges deducted from the Purchase Payment during the Free Look period.” Conforming changes have been made to “Your Right to Cancel” on pages 10 and 42 of the

Sonny Oh April 24, 2017 Page 5

revised BLNY prospectus filed herewith. We respectfully decline to make the requested changes in the Focus prospectus inasmuch as the requested disclosure only reflects free look provisions that are specific to New York state law. As previously mentioned, the Focus contract is offered on a nationwide basis (excluding New York), subject to state approval. State law provisions for “free look” rights vary from state to state. We believe that existing disclosure in the Focus prospectus accurately summarizes the general operation of the state law provisions which govern free look rights and the amount that an insurer is required to refund to an Owner in the event the Owner decides to exercise his or her right to cancel the contract within the applicable free look period.

d. There should be no reference to “Shield Option” in the Special Terms section and throughout the prospectus. The term suggests there is more than one level of protection and/or term, see, e.g., the chart beginning at the bottom of page 15. Rather, please make it clear that there is only a Shield 10 with a one-year Term and that the only variance will be with respect to the Index, and either the Cap Rate or Step Rate.

Response: We respectfully disagree with the staff’s interpretation that the term Shield Option suggests there is more than one level of protection. A Shield Option represents a bundle of features — specifically the Term, Index, Shield Rate and Rate Crediting Type. The Owner may choose from among 3 Indices and 2 Rate Crediting Types. The only features that cannot be varied by the Owner are the Term and the Shield Rate. Each variation in the combination of contract features represents a different Shield Option. Based on the number of possible unique combinations of contract features, 6 different Shield Options are currently available under the contract. Nevertheless, pursuant to the staff’s comment, we have revised Shield Option in “Special Terms” and in other selected places in the prospectuses to clarify that each Shield Option has a Term of 1 year and a Shield 10 Shield Rate, and that the Owner is required to select the Securities Index and Rate Crediting Type.

5. In the last row of the Key Features table on page 11, please retain “Free Look” in the description of “Your Right to Cancel” as it is a defined term (see page 6).

Please apply the same to second sentence under “Your Right to Cancel (Free Look)” on page 44.

Response: The disclosure in the last row of the “Key Features” table and in the “Your Right to Cancel (Free Look)” section in the Focus and FocusNY prospectuses has been revised to replace “free look” with the defined term “Free Look.”

6. Please reconcile the second bullet point under “Effect of Withdrawals” on page 12 with the second sentence of the second paragraph under “Performance Rate for Determination of Interim Value” on page 23. In the alternative, please consider revising the caption “Effect of Withdrawals” to account for all instances where there is a “risk” that an Interim Value may be applied.

Response: We believe the existing disclosure in the second bullet point under “Risk Factors – Effect of Withdrawals” is accurate as it stands because the Interim Value will not necessarily be paid in all cases as the death benefit. The contract entitles the Owner’s Beneficiaries to receive the greater of the

Sonny Oh April 24, 2017 Page 6

Owner’s Account Value or Purchase Payment (in the latter case, subject to reductions that are proportionate to reductions in Account Value of the Shield Options and the Fixed Account caused by partial withdrawals, if any, as well as applicable Withdrawal Charges) in the event the Owner dies during the Accumulation Period. If the Owner dies during the Accumulation Period and has not made any partial withdrawals, the Beneficiaries would receive the Owner’s unadjusted Purchase Payment, and not Interim Value, as the death benefit.

However, pursuant to the staff’s comment, we have revised the caption “Effect of Withdrawals” to read as “Effect of Withdrawals or Annuitization” to account for all instances where there is a “risk” that an Interim Value may be applied.

7. Under “Cap Rate” and “Step Rate” on page 18, please disclose their respective Minimum Guaranteed Cap and Step Rates.

Response: Pursuant to the staff’s comment, the rates that will initially be in effect as the Minimum Guaranteed Cap Rate and the Minimum Guaranteed Step Rate have been inserted in the subsections “— Cap Rate” and “—Step Rate” in the prospectuses for both Focus and FocusNY.

8. In the last sentence of the first paragraph under “Example 1” on page 20, please disclose the surrender charge years, i.e., six years.

Response: The last sentence of the first paragraph under “Example 1 – Calculating your Investment Amount on a Term End Date” in both the Focus and FocusNY prospectuses has been revised to read as follows: “If a withdrawal were made, a Withdrawal Charge during all 5 Contract Years as well as an Interim Value calculation may apply, and consequently the Investment Amount for the Term would be adjusted accordingly.”

9.	Withdrawal Provisions

a. Please reconcile the added disclosure provided in the Focus prospectus on page 24 in the first paragraph and item (b), to its absence from the corresponding FocusNY disclosure on page 25.

Response: In the “Withdrawal Provisions” section of the Focus prospectus, the reference to “other fees” has been removed from the first paragraph and clause (b) of the third paragraph.

b. In the Focus prospectus, please confirm the accuracy of the deletion of the last sentence of the second to last paragraph of the section on page 25 and the last paragraph of the section as well.

Response: In the “Withdrawal Provisions” section of the Focus prospectus, the deletion of the phrase “for amounts in the Fixed Account” from the second-to-last paragraph and the deletion of the last full paragraph accurately reflect a difference between the Focus contract and the FocusNY contract.

Sonny Oh April 24, 2017 Page 7

c. In the last paragraph under “When No Withdrawal Charge Applies” on page 26, please disclose the age cutoff for the Nursing Home Exception/Terminal Illness Exception or disclose that there is none.

Response: There is effectively no age cut-off for these Contract features because the maximum issue age for the Contract (age 75) is lower than the age cut-off specified in the riders for these Contract features (age 80). We have revised the disclosure relating to the Nursing Home Exception/Terminal Illness Exception in “When No Withdrawal Charge Applies” in the prospectuses of both Focus and FocusNY to clarify that if these Contract features have been approved in the applicable state, they are available with the Contract free of charge.

10.	Example 3

a. Please revise the disclosure in footnote 7 to Example 3A on page 28 to account for the applicable Withdrawal Charge or disclose why none is imposed, i.e., Example 3A appears to be missing footnotes 7 and 8 provided for Example 3B on page 29.

Response: We respectfully note that the first paragraph under “Example 3 – Withdrawals” discloses the underlying assumptions applicable to each example, including, for Example 3A, the assumption that a Withdrawal Charge waiver is in effect.

b. For Focus on page 26, please confirm whether the 5% for each of the Accrued Cap Rate and Performance Rate in the table for 3A is a positive or negative value.

Response: We confirm that the values for “Accrued Cap rate” and “Performance Rate” in Example 3A are positive 5%, and not negative 5%; the marks that looked like “negative signs” were redlining.

11. This is a new annuity product. Therefore, please delete the first sentence of the second paragraph under “Death Benefits” on page 31.

Response: We have made the requested deletion in the prospectuses for both Focus and FocusNY.

12. Page 32 states that the “Death Benefit Amount cannot be withdrawn as a lump sum.” Please reconcile this statement with the disclosure provided under “Controlled Payout” and item (a) under “Death Benefit Options” on page 33.

Response: Pursuant to the staff’s comment, clarifying disclosure has been added to the prospectuses for Focus and FocusNY. The fifth paragraph under “Death Benefits – Standard Death Benefit” has been revised to read as follows: “The Death Benefit Amount cannot be withdrawn as a lump sum prior to the death of the Owner (or Annuitant, where the Owner is a non-natural person).”

13. Please apply the added language to “Suspension of Payments or Transfers” on page 44 of the Focus prospectus to the corresponding section in the FocusNY on page 45.

Sonny Oh April 24, 2017 Page 8

Response: We respectfully advise the staff that the noted difference between the prospectuses for Focus and FocusNY is accurate, and reflects one of the differences between the New York and national versions of the contract.

14. For the Focus prospectus, please retain deleted disclosure in the third paragraph under “The Separate Account” on page 45 as more complete disclosure.

Response: We respectfully advise the staff that the third paragraph under “The Separate Account” tracks the Focus contract language under “Purchase Payment Provisions – Separate Account.” Accordingly, we believe the existing disclosure in the third paragraph under “The Separate Account” in the Focus prospectus is accurate and that no change is necessary. We also note, for the staff’s information, that the corresponding provision in the FocusNY contract differs from the Focus contract and is worded as reflected in the third paragraph under “The Separate Account” in the FocusNY prospectus.

15.	Financial Information

a. For the FocusNY, please confirm the file number shown in the second paragraph under Information Incorporated by Reference on page 50. Currently, the file number 000-55029 is shown, but this file number relates to Metropolitan Life Insurance Company.

Response: The file number 000-55029 has been replaced with the correct file number for BLNY, which is 000-55705.

b. The sections “Independent Registered Public Accounting Firm” and “Information Incorporated by Reference” on pages 49-50 will be subject to further review upon filing of pre-effective amendment.

Response: Each Company will update the sections “Independent Registered Public Accounting Firm” and “Information Incorporated by Reference” by a pre-effective amendment to its Registration Statement.

16. For Appendix B, please provide date of Substitution where deleted disclosure appears before second table.

Response: Pursuant to the staff’s comment, Appendix B of both the Focus and FocusNY prospectuses has been revised to specify that the Index Substitution occurs halfway through the Term.

17. For the Focus prospectus, please remember to add Appendix E.

Response: Appendix E was inadvertently omitted from the courtesy copy of the Focus prospectus provided to the staff, and we confirm that Appendix E is included in the EDGAR filing of the Registration Statement for Focus.

Sonny Oh April 24, 2017 Page 9

PART II

18. Please provide revised powers of attorney (“POAs”) that are specific to the filing. The current POAs do not identify the Shield Focus by name.

Response: Each Company will file revised POAs dated on or about April 4, 2017, which specifically identify the contract by name, with a pre-effective amendment to its Registration Statement. We note that the revised POAs identify the contract by the trade name for the contract that was being used by the Companies on the date the POAs were executed, which was “Shield Focus.” Pursuant to discussions with the staff, the trade name of the contract was subsequently changed to “Shield Level 10” on or about April 21. We believe the revised POAs continue to be valid inasmuch as they identify the contract by the trade name for the contract that was used by the Companies on the date(s) the POAs were executed.

19.	Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response: The Companies will include all exhibits, or forms of exhibits, and other disclosure that are required to be included in the Registration Statements in a pre-effective amendment to the Registration Statements.

*            *              *

We hope that you will find these responses satisfactory. If you have questions or comments about this matter, please contact the undersigned at 202.414.9208, or Peggy Heminger at 412.288.7204.

Very truly yours,

/s/ W. Thomas Conner

W. Thomas Conner

WC:gp

Attachments

cc:	Peggy Heminger